September 30, 2010

A Little Good News

Dear Shareholders,

When we started September, the financial press was filled with reminders that September is historically the poorest month when it comes to stock market returns. Over the last 120 years, September returns are actually slightly negative - but not this year. Our stock Growth & Income fund was up 11.5% this September, turning prior negative returns from the last eight months to a positive 6.7% for the nine months ending September 30th. This compares favorably with an S&P 500 index up 8.8% for September and now up 3.9% for the year.

Our Optimism Has Been Rewarded

In our last two shareholder letters (June 14th and August 17th), we emphasized that it was time to step aside from the doom and gloom pouring out of Washington D.C. and view the fear that was gripping the stock market as an opportunity. We advised you accordingly and invested our cash reserves. It is helpful to "connect the dots" - as fear pushes stock prices down they become cheaper and more valuable... time to buy. Warren Buffett's much used quotation "When others are greedy you should be fearful. When others are fearful you should be greedy."

For the remainder of 2010 we believe the positive momentum can continue. Although our crystal ball is no clearer than anyone else's, our positive point of view is supported by numerous tiny economic indicators showing that the economy is recovering. With that recovery will come greater investor confidence. The economic recovery has been, and will continue to be painfully slow. This recession and political cesspool we find ourselves in is like no other. The recovery will not be quick and will play out over the next several years, not months.

Interest Rates/ Income Fund

Just when you think interest rates can't move any lower, they do. The net result is that U.S. Treasury bonds (which all other interest rates are based on) are at record lows. The one, five, and ten year Treasury bonds are yielding 0.28%, 1.3%, and 2.5% respectively. Since the Government/Treasury controls these markets, we believe that overall interest rates will continue to remain lower for longer than most people would suspect. We are managing the Elite Income Fund accordingly. The return for the first nine months was 7.2%. This compares to the Lipper Short Term and Intermediate Term bond indices which were up 4.5% and 9.7% respectively.

September Statements

In a few days you will be receiving your third quarter statements. If you have any questions please do not hesitate to call.

Warm Regards,


Dick McCormick

NAV Value as of 9/30/10:

Elite Income Fund - $10.79
Growth & Income - $14.27